Filed by Cohen & Steers Global Income Builder, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers Infrastructure Fund, Inc.

Commission File No. 333- 232396

Hello, this is Joe Harvey, President of Cohen & Steers and Director of Cohen & Steers Global Income Builder, calling you with an important message concerning your investment with Global Income Builder. You should have received proxy material electronically or in the mail concerning the special meeting of stockholders to be held on November 15, 2019.

Your vote is very important. A vote in favor of the reorganization of Global Income Builder with and into Cohen & Steers Infrastructure Fund could benefit stockholders of Global Income Builder by resulting in a lower total operating expense ratio and enhanced market liquidity for the combined Fund’s shares of common stock. We believe combining the Funds will also benefit stockholders by providing the potential for portfolio management efficiencies following the reorganization.

Let your voice be heard by casting your vote today. You may vote your shares now by pressing 1 at any time to be immediately connected with a proxy voting specialist. You may also reach us by calling our toll free number at 855-486-7901 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9AM to 10PM Eastern time. Voting takes just a few moments and will benefit all stockholders.

Thank you for your time and vote – have a great day.

The proxy materials sent to you contain important information regarding the proposals that you and other stockholders are being asked to consider. Please read the materials carefully. Copies of the Proxy/Prospectus and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Proxy/Prospectus and other documents filed with the SEC can be obtained by visiting the Fund’s website at www.cohenandsteers.com or by calling 800 330 7348.